

Mail Stop 3720

January 3, 2008

VIA U.S. MAIL AND FAX (239) 495-5112
Mr. Marc Fierman
Chief Financial Officer
Source Interlink Companies Inc.
27500 Riverview Center Blvd., Suite 400
Bonita Springs, Florida 34134

> **Re: Source Interlink Companies Inc.**
> **Form 10-K for Fiscal Year Ended January 31, 2007**
> **Filed April 25, 2007**
> **Form 10-Q for the Quarterly Period Ended October 31, 2007**
> **File No. 1-13437**

Dear Mr. Fierman:

We have reviewed your filings and have the following comments. We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended January 31, 2007

Accounting for Stock-based Compensation, page F-11

1. Please disclose your underlying assumptions for estimating expected volatility and expected term for purposes of measuring the fair value of your share options. Refer to the Interpretive Response to Question 5 under Items D.1 and D.2 of SAB 107.

2. Business Combinations, pages 10-11

2. Please identify each class of major intangible asset acquired in connection with the Primedia acquisition and disclose the information required in paragraph 52 of SFAS 141. Please provide us your proposed disclosures, including your basis for determining the useful life of the intangible assets acquired.

* * * *

As appropriate, please amend your Form 10-K and respond to these comments via EDGAR within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Kyle Moffatt, Accountant Branch Chief at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director